Exhibit 99.1

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General information about company

Scrip code	500295

NSE Symbol	VEDL

MSEI Symbol

ISIN	INE205A01025

Name of the company	Vedanta Limited

Type of meeting	Postal Ballot

Date of the meeting / last day of receipt of postal ballot forms (in case of Postal Ballot)	06-12-2019

Start time of the meeting

End time of the meeting

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Scrutinizer Details

Name of the Scrutinizer	Upendra C Shukla

Firms Name	Upendra Shukla

Qualification	CS

Membership Number	2727

Date of Board Meeting in which appointed	01-11-2019

Date of Issuance of Report to the company	07-12-2019

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Voting results

Record date	18-10-2019

Total number of shareholders on record date	632172

No. of shareholders present in the meeting either in person or through proxy

a) Promoters and Promoter group

b) Public

No. of shareholders attended the meeting through video conferencing

a) Promoters and Promoter group

b) Public

No. of resolution passed in the meeting	2

Disclosure of notes on voting results	Add Notes

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Resolution (1)

Resolution required: (Ordinary / Special)				Special

Whether promoter/promoter group are interested in the agenda/resolution?				No

Description of resolution considered				To approve continuation of Directorship of Mr. Krishnamurthi Venkataramanan (DIN 00001647) as Non-Executive Independent Director beyond the age of 75 years in his current tenure

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled

		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting		1863582488	99.9981	1863582488	0	100.0000	0.0000
	Poll	1863618788	0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	1863618788	1863582488	99.9981	1863582488	0	100.0000	0.0000
Public- Institutions	E-Voting		1144899131	85.7502	1127973293	16925838	98.5216	1.4784
	Poll	1335155903	0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	1335155903	1144899131	85.7502	1127973293	16925838	98.5216	1.4784
Public- Non Institutions	E-Voting		81978244	15.8130	81613378	364866	99.5549	0.4451
	Poll	518421948	0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		76852	0.0148	74542	2310	96.9942	3.0058
	Total	518421948	82055096	15.8279	81687920	367176	99.5525	0.4475
	Total	3717196639	3090536715	83.1416	3073243701	17293014	99.4405	0.5595

			Whether resolution is Pass or Not.				Yes

			Disclosure of notes on resolution				Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes

Promoter and Promoter Group

Public Insitutions

Public - Non Insitutions

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Resolution (2)

Resolution required: (Ordinary / Special)				Special

Whether promoter/promoter group are interested in the agenda/resolution?				No
Description of resolution considered	To approve the re-appointment of Mr. Krishnamurthi
Venkataramanan (DIN 00001647) as Non-Executive
Independent Director for a second and final term of One (1)
year effective from April 01, 2020 till March 31, 2021,
				notwithstanding that he has attained the age of 75 years

Category	Mode of voting	No. of shares held	No. of votes polled	% of Votes polled on outstanding shares	No. of votes – in favour	No. of votes – against	% of votes in favour on votes polled	% of Votes against on votes polled

		(1)	(2)	(3)=[(2)/(1)]*100	(4)	(5)	(6)=[(4)/(2)]*100	(7)=[(5)/(2)]*100
Promoter and Promoter Group	E-Voting		1863582488	99.9981	1863582488	0	100.0000	0.0000
	Poll	1863618788	0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	1863618788	1863582488	99.9981	1863582488	0	100.0000	0.0000
Public- Institutions	E-Voting		1144899131	85.7502	1127973293	16925838	98.5216	1.4784
	Poll	1335155903	0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		0	0.0000	0	0	0	0
	Total	1335155903	1144899131	85.7502	1127973293	16925838	98.5216	1.4784
Public- Non Institutions	E-Voting		81978256	15.8130	81620627	357629	99.5638	0.4362
	Poll	518421948	0	0.0000	0	0	0	0
	Postal Ballot (if applicable)		76852	0.0148	74527	2325	96.9747	3.0253
	Total	518421948	82055108	15.8279	81695154	359954	99.5613	0.4387

	Total	3717196639	3090536727	83.1416	3073250935	17285792	99.4407	0.5593

Whether resolution is Pass or Not.							Yes

Disclosure of notes on resolution							Add Notes

*	this fields are optional

Details of Invalid Votes

Category	No. of Votes

Promoter and Promoter Group

Public Insitutions

Public - Non Insitutions